Filed Pursuant to Rule 433

Registration Statement No. 333-202692-01

Dated February 26, 2018

Final Term Sheet

Kansas City Power & Light Company

4.20% Notes due 2048

Issuer:	Kansas City Power & Light Company

Trade Date:	February 26, 2018

Settlement Date*:	March 1, 2018 (T+3)

Expected Ratings**:	Moody’s Investors Service, Inc.: Baa1 (stable) S&P Global Ratings: BBB+ (positive)

Title of Securities:	4.20% Notes due 2048

Principal Amount:	$300,000,000

Maturity Date:	March 15, 2048

Interest Payment Dates:	Semi-annually on March 15 and September 15, beginning on September 15, 2018

Coupon (Interest Rate):	4.20%

Benchmark Treasury:	2.75% due November 15, 2047

Benchmark Treasury Price / Yield:	92-07 / 3.155%

Spread to Benchmark Treasury:	+105 basis points

Yield to Maturity:	4.205%

Price to Public:	99.913% of the principal amount, plus accrued interest from March 1, 2018, if settlement occurs after that date

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to September 15, 2047 (the date that is six months prior to the maturity date of the notes (the “par call date”)), in whole or from time to time in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed that would be due if the notes matured on the par call date (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis at the Treasury Rate plus 20 basis points, plus, in each case, accrued and unpaid interest on the principal amount of the notes being redeemed to, but excluding, the redemption date

Par Call:	At any time on or after the par call date, in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date

CUSIP / ISIN:	485134 BR0 / US485134BR00

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:	MFR Securities, Inc. The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, MUFG Securities Americas Inc. or Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

*

It is expected that delivery of the notes will be made against payment therefor on or about March 1, 2018, which will be the third business day (T+3) following the date hereof. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof should consult their own advisors.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.